UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 23, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “Company”)

Harmony to meet annual production, grade, and cost guidance for FY25. Another landmark year underpinned by exceptional operating free cash flows, improved recovered grades whilst advancing our copper-gold growth strategy

Johannesburg, 23 June 2025. Beyers Nel, chief executive officer of Harmony Gold Mining Company Limited (“Harmony” and/or the “Company”), provides a pre-year-end update ahead of the financial year-end on 30 June 2025 (“FY25”).

“At Harmony, everything begins with safety, and I must re-emphasise our unwavering commitment to improving safety across all Harmony’s operations. Responsible Stewardship is the first of our four strategic pillars, and it is non-negotiable that each employee returns home safely daily. Harmony has implemented a comprehensive safety strategy (Thibakotsi) to achieve zero harm and foster a proactive safety culture. Our aim remains to stop significant unwanted events and prevent any loss of life by reinforcing this strategy. This is further supported through Personal Ownership, our Risk Response Protocol, Learning from Incidents, and a clear Accountability Model. Zero harm is possible.

Over the past three years, Harmony has transformed into a geographically diversified specialist mining company with a compelling gold and copper story. We continue creating meaningful value for our stakeholders through safe, profitable ounces and improving margins by delivering on our strategic objectives. This has only been possible through an embedded approach to sustainability, disciplined and responsible capital allocation and consistent, predictable production underpinned by operational excellence. This enabled Harmony to improve the quality of its portfolio, extend the life of its mines and deliver stellar cash flow generation.

As we near the end FY25, total production for the group is expected to meet the FY25 guidance of between 1 400 000 to 1 500 000 ounces, while all-in-sustaining costs will come in comfortably between the guided range of R1 020 000/kg to R1 100 000/kg. Underground recovered grades will be higher than the guided 6g/t while total capital expenditure for the year will be slightly below the guided R10.8 billion.

We have a firm grip on our costs, which are predominantly rand-based and comprise mainly labour, consumables and electricity. We continue to benefit from the high rand per kilogramme gold price and maintain a high level of certainty and predictability as it relates to our planning parameters.

Some of the highlights achieved during this financial year include:

•Meeting or beating all guidance metrics for the 10th consecutive year
•Our JSE share price hit a record high in April 2025
•We made a record interim dividend payout of R1.4 billion
•The announcement of the potential acquisition of MAC Copper in New South Wales, Australia which, pending conclusion in the second half of 2025, will bring over 40 000 tonnes of annual copper production and contribute immediately towards increasing free cash flow generation
•Delivering phase 1 of the Mine Waste Solutions extension project on time and on budget, and
•MSCI upgrading Harmony’s ESG rating to a BB from a B in June 2025 for our embedded sustainable mining practices.

These excellent operational achievements are a result of collaborative dedication, expertise, and collaboration of every member of the Harmony team.

We extend our sincere gratitude to all our stakeholders – both internal and external – for their continued trust, partnership, and unwavering support in driving Harmony’s success.

Looking ahead to our planning for financial year 2026, we will continue to allocate most of our project capital to our higher-grade, higher-quality, and lower-risk assets. This includes the extension projects at Hidden Valley, Moab Khotsong and Mponeng. We are also in the process of finalising the Eva Copper project’s feasibility study and will provide an update on the outcome thereof when we release our year-end results in August 2025. The permitting of the Wafi-Golpu copper-gold project continues as this Tier 1 asset remains core to our longer-term strategy.

Please join me and my management team on 28 August 2025, at 10:00 South African time, at the NH Hotel in Sandton, for an in-person year-end results presentation where we will also provide a comprehensive update on our FY26 plans.”

The financial information on which this update is based has not been reviewed or reported on by the Company’s external auditors.

For more details, contact:
Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

JSE Sponsor:
J.P. Morgan Equities South Africa Propriety Limited

FORWARD-LOOKING STATEMENTS
This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this market release.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost-savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 23, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director